June 7, 2007

VIA EDGAR and OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	Infinera Corporation – Application for Withdrawal of Form 10 Registration Statement (File No. 000-52616)

Ladies and Gentlemen:

Infinera Corporation, a Delaware corporation (the “Company”), hereby requests the withdrawal, effective immediately, of the above-referenced registration statement, originally filed on April 30, 2007, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and relates to the registration of Options to Purchase Common Stock, par value $0.001 per share, of the Company as a class of securities for purposes of the Exchange Act. The Company has determined to withdraw the Registration Statement prior to its effectiveness since as of the date hereof, the Company’s Form 8-A registration statement (File No. 001-33486), filed with the Commission on May 21, 2007, is effective.

We would appreciate it if you would please provide Richard A. Kline of Wilson Sonsini Goodrich & Rosati, Professional Corporation a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811. Should you have any questions regarding this matter, please contact Richard A. Kline at (650) 565-3539. Thank you for your assistance.

Sincerely,

INFINERA CORPORATION

By:	/s/ Jagdeep Singh
Jagdeep Singh
Chief Executive Officer